                                                                    Exhibit 4.2

January 24, 2000

Name
Address
Address
Address

To:  All holders of Convertible Notes of
     American TeleSource International, Inc. ("ATSI" or "the Company") Issued March 17, 1997

Re:  Update to letter dated December 30, 1999

Dear NAME:

     I am writing in reference to the letter previously sent to you dated December 30, 1999 in which ATSI offered you the opportunity to convert your Convertible Note into common stock of ATSI. Based upon several discussions held with Convertible Note holders this past week, the Company has decided to amend its offer to convert. As such, the offers in this letter replace any offering in the December 30, 1999 letter.

     The majority of the comments I received centered around the time period to be used to calculate the conversion price, and the fact that the stock to be received upon conversion was to contain a legend and could not be traded except pursuant to Rule 144 or other available exemptions.

     As of the date of this letter, the Company is still offering the Convertible Note holders the following:

     a) The right to convert any outstanding $0.27 warrants to purchase the common Stock of ATSI against the outstanding principal and interest owed to you by ATSI; and

     b) The right to convert any and all remaining outstanding principal and interest

           Owed to you, after exercising your rights under a) above, into common stock of ATSI.

     The following terms have been changed or amended from the original offering:

     - The price at which your balance would be converted under b) above will equal a 20% discount to the average closing price during the entire month of January 2000; and

     - The Company agrees to file registration statements to register your shares issued as a result of converting under b) above in the following manner: 33% of the issued shares on or before April 30, 2000; 33% of the issued shares on or before July 31, 2000; and 34% of the issued shares on or before October 31, 2000.

     - The option to exercise your rights under a) and b) above must be received by the Company by January 24, 2000.

     As was mentioned in the earlier letter, the shares to be issued upon exercising your rights in a) above have already been registered. Registration of shares under b) above will eliminate any restrictions and allow the shares to be traded in the open market.

     The transactions will still take place effective January 31, 2000. A form has been attached for you to indicate your decision to exercise, or not exercise, your rights per this letter. The form should be faxed to me at (210) 547-1029 or delivered to me at the Company's corporate address by January 24, 2000. If you have already responded based upon the initial offer and would like to change your response, please use the attached form to do so. A lack of response by any individual will be considered to be a choice NOT to exercise the rights being offered in this letter. The Convertible Note holders wishing to exercise their rights will be sent a subscription agreement subsequent to January 24, 2000.

     The Company encourages you to exercise your rights per this letter. Funds will need to be raised externally in order to pay Convertible Note holders who do not exercise their rights. I also encourage you to call me at (210) 547-1029 in order to discuss the proposed transaction, as well as the Company's progress to date.

Sincerely,
AMERICAN TELESOURCE INTERNATIONAL, INC.



H. Douglas Saathoff
Chief Financial Officer